Jessica Patrick To Call Writer Directly: +1 202 389 3475 jessica.patrick@kirkland.com	1301 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States +1 202 389 5000 www.kirkland.com	Facsimile: +1 202 389 5200

May 5, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Timothy Worthington

Re:	Coatue Innovation Fund Registration Statement on Form N-2 (File Nos. 333-283279; 811-24025)

Dear Mr. Worthington:

We are providing this correspondence in response to a request from the staff (the "Staff") of the Securities and Exchange Commission after the Fund's registration statement on Form N-2 (File Nos. 333-283279; 811-24025) (the "Registration Statement") was declared effective on April 30, 2025.

The Staff advised us that the permissibility and ability of state-chartered banks to custody digital assets and instruments that are based on blockchain, distributed ledger or similar technologies continues to be assessed. As a result, and at the request of the Staff, the Fund will undertake to not invest directly in cryptocurrencies, decentralized application tokens, protocol tokens and other cryptofinance coins, initial coin offerings, tokens and digital assets and instruments that are based on blockchain, distributed ledger or similar technologies (collectively, "cryptocurrency" as defined in the Registration Statement) at this time. The Fund may, however, gain indirect exposure to cryptocurrency through cryptocurrency-related ETFs or derivatives, as provided in its Registration Statement.

If you have any questions, please feel free to contact the undersigned by telephone at (202) 389-3475 or by email at jessica.patrick@kirkland.com or Nicole M. Runyan, P.C. by telephone at (212) 446-4774 or by email at nicole.runyan@kirkland.com.

Sincerely,

/s/ Jessica L. Patrick, Esq.
Jessica L. Patrick

cc:	Claire Jen, Esq., Coatue Management, L.L.C. Nicole M. Runyan, P.C., Kirkland & Ellis LLP

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